SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 27, 2007 of Intent to Delist Ord Shares

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                    27 June 2007

SCOTTISH POWER PLC - INTENTION TO CANCEL THE LISTING OF ITS ORDINARY SHARES

Scottish Power plc ("ScottishPower") announces that, following the acquisition by Iberdrola, S.A. of the entire issued ordinary share capital of ScottishPower on 23 April 2007, it intends to apply to the FSA for the listing of its ordinary shares (the "Ordinary Shares") on the FSA's Official List to be cancelled, and to the London Stock Exchange for the Ordinary Shares to cease to be admitted to trading.

The listing of the Ordinary Shares on the FSA's Official List is expected to be cancelled, and the Ordinary Shares are expected to cease trading, with effect from the commencement of business tomorrow, 28 June 2007.

Enquiries

ScottishPower
Investor Relations: Peter Durman                            +44 (0) 141 636 4527
Media Relations: Colin McSeveny                             +44 (0) 141 636 4515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 27, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary